BlackRock Defined Opportunity Credit Trust
100 Bellevue Parkway
Wilmington, Delaware 19809

                      January 28, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: John Ganley

    Re:
    BlackRock Defined Opportunity Credit Trust
    Registration Statement on Form N-2
    (File Nos. 811-22126 and 333-146252)

Dear Mr. Ganley:

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Defined Opportunity Credit Trust hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective by 3:00 p.m., New York City time, on January 28, 2008 or as soon as practicable thereafter.

Sincerely,
BLACKROCK DEFINED OPPORTUNITY CREDIT TRUST
By:	/s/ VINCENT TRITTO Vincent Tritto Assistant Secretary